EXHIBIT 12

CB RICHARD ELLIS GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

(Dollars in thousands)

	Year ended December 31,
	2006	2005	2004	2003		2002
Income (loss) before provision for income taxes	$516,897	$356,222	$108,254	$(40,980)		$48,833
Less: Equity income from unconsolidated subsidiaries	33,300	38,425	20,977	14,930		8,968
Add: Distributed earnings of unconsolidated subsidiaries	29,384	24,997	11,502	11,140		10,417
Fixed charges	120,963	103,995	126,190	112,207		83,019

Total earnings before fixed charges	$633,944	$446,789	$224,969	$67,437		$133,301

Fixed charges:
Portion of rent expense representative of the interest factor (1)	$42,109	$40,328	$37,035	$26,409		$22,518
Interest expense	45,007	56,281	68,080	72,319		60,501
Loss on extinguishment of debt	33,847	7,386	21,075	13,479		—

Total fixed charges	$120,963	$103,995	$126,190	$112,207		$83,019

Ratio of earnings to fixed charges	5.24	4.30	1.78	N/A	(2)	1.61

(1)	Represents one-third of operating lease costs, which approximates the portion that relates to the interest portion.
(2)	The ratio of earnings to fixed charges was negative for the year ended December 31, 2003. Additional earnings of $44.8 million would be needed to have a one-to-one ratio of earnings to fixed charges.